(Letterhead)



July  18,  2005

United  States  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.
20549

Mail  Stop  4561

ATTENTION:  MR.  NEIL  MILLER
            ATTORNEY-ADVISOR
          ------------------

Dear  Mr.  Miller:

Re:     Amendment  No.  4  to  Form  SB-2
        File  No.  333-121660
        Filed  on  June  30,  2005

In response to your request to our attorney, Mr. Dan Eng, Bartel Eng & Schroder, Suite 300 - 1331 Garden Highway, Sacramento, California, 95833, I have updated the Form SB-2A to include the May 31, 2005 financial statements.

Other than the update to the financial statements, the only other changes are to "Management's Discussion and Analysis or Plan of Operations" and sections requiring the May 31, 2005 financial information. In addition, Exhibit 11 has been included and an update to the auditors' consent under Exhibit 23.3.

Yours  very  truly;
Tylerstone  Ventures  Corporation


Per:     /s/  "Laurence  Stephenson"
----     ---------------------------
Laurence  Stephenson
Chief  Executive  Officer,  President  and
Director